Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2021

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of North American Nickel Inc. (“North American Nickel” or the “Company”) is designed to enable the reader to assess material changes in the financial condition of the Company between March 31, 2021 and December 31, 2020, and the results of operations for the three months ended March 31, 2021 (“Q1 2021”) and for the three months ended March 31, 2020 (“Q1 2020”). The MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2021 and with the audited consolidated financial statements and notes thereto of the Company for the fiscal year ended December 31, 2020 (“FY 2020”). In this MD&A, references to the Company are also references to North American Nickel and its wholly-owned subsidiary.

The financial statements, and the financial information contained in this MD&A were prepared in accordance with International Financial Reporting Standards (“IFRS”), including International Accounting Standard, Interim Financial Reporting (“IAS 34”).

All amounts in the discussion are expressed in Canadian dollars and in Danish Kroners (“DKK”). All amounts in tables are expressed in thousands of Canadian dollars and in thousands of Danish Kroners where applicable, except per share data and unless otherwise indicated.

This MD&A contains forward-looking information within the meaning of Canadian securities legislation (see “Forward-looking Information” below for full discussion on the nature of forward-looking information). Information regarding the adequacy of cash resources to carry out the Company’s exploration and development programs or the need for future financing is forward-looking information. All forward-looking information, including information not specifically identified herein, is made subject to cautionary language at the end of this document. Readers are advised to refer to the cautionary language included at the end of this MD&A under the heading “Forward-looking Information” when reading any forward-looking information. This MD&A is prepared in accordance with F1-102F1 and has been approved by the Company’s board of directors (the “Board”) prior to release.

This report is dated May 26, 2021. Readers are encouraged to read the Company’s other public filings, which can be viewed on the SEDAR website under the Company’s profile at www.sedar.com. Other pertinent information about the Company can be found on the Company’s website at www.northamericannickel.com.

Effective October 4, 2019, the Company completed a share consolidation of the Company’s issued and outstanding common shares whereby for every ten (10) pre-consolidation common shares issued and outstanding, one (1) post-consolidation common share exists without par value.

All references to share capital, warrants, options and weighted average number of shares outstanding have been adjusted in this discussion, in the consolidated financial statements and retrospectively to reflect the Company’s 10-for-1 share consolidation as if it occurred at the beginning of the earliest period presented.

Company Overview and Highlights

North American Nickel is an international mineral exploration and resource development company listed on the TSX Venture Exchange (“TSXV”) as at May 3, 2011 trading under the symbol NAN. The Company is focused on the exploration and development of a diversified portfolio of nickel-copper-cobalt-precious metals sulphide projects that should be economically feasible assuming conservative long-term commodity prices. The Company’s principal asset is its Maniitsoq Property, in Southwest Greenland, a district scale land position.

North American Nickel was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd.

Exploration & Development Activities

Since 2011 the Company has continued the advancement of its camp scale Maniitsoq Project in Southwest Greenland and the Post Creek Property in Sudbury, Ontario.

In early 2018, NAN initiated a strategy to assemble a diversified portfolio of highly prospective nickel-copper-cobalt projects that were located in countries with the Rule-of-Law and that should demonstrate sustainable economics assuming conservative long-term commodity prices. As a result of this work, NAN has acquired three new projects in Ontario which include: the Lingman Nickel Project, covering a portion of the Archean aged Lingman Lake Greenstone Belt and the Quetico Nickel Project which is known to host intrusions with Ni-Cu-Co-PGM mineralization related to a late 2690 Ma Archean magmatic event and the 1110-1090 Ma Proterozoic Mid-continent Rift. On September 25, 2019, the Company entered into an agreement to earn a 100% interest in the Loveland Nickel property in the Timmins area of Ontario and subsequently completed a 4-hole program for 1,086 metres of diamond drilling, with borehole electromagnetic (BHEM) surveys on the project. Based on the result of the exploration program, the management elected not to proceed with further exploration on the property and terminated the agreement.

1 | TSXV: NAN / Q1 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2021

On July 9, 2020, the Company announced its ownership position in a private company, Premium Nickel Resources (“PNR”) to have direct exposure to Ni-Cu-Co opportunities in the South African region. PNR has submitted an Indicative Offer to acquire the assets, currently in liquidation, formerly operated by BCL in Botswana on June 30, 2020 and was selected as the preferred bidder on February 16, 2021. Subsequently on March 24, PNR signed an Exclusivity Memorandum of Understanding (“MOU”) with the Liquidator which will govern a six-month exclusivity period to complete additional engineering work and related purchase agreements on the assets. NAN provides technical and management support to PNR through a Services Agreement and a Consulting Agreement. The CEO, CFO and the chair of NAN’s Board were appointed to be the CEO, CFO and the Chair of PNR. NAN currently owns 9.94% of PNR upon a further investment of $100,400 on March 23, 2021 and has a 5-year Warrant to purchase an additional 15% of PNR for USD $10 million.

Financing Activities

During the three months period ended March 31, 2021, the Company issued 6,278,219 common shares and received $665,135 in proceeds from the exercise of 6,278,219 warrants.

On April 20, 2021, the Company closed the previously announced and oversubscribed non brokered private placement consisting of an aggregate of 8,290,665 units of the Company (the “Units”) at a price of $0.24 per Unit, for aggregate gross proceeds of $1,989,759.60 Each Unit consists of one common share in the capital of the Company and one half transferable common share purchase warrant (“Warrant”) of the Company. Each full Warrant entitles the holder to acquire one common share of the Company at any time prior to 5:00 p.m. (Toronto time) on the date that is twenty-four (24) months following its issuance date, at a price of $0.35.

In connection with the private placement, the Company paid eligible finders (the “Finders”): (i) cash commission equal to 6% of the gross proceeds raised from subscribers introduced to the Company by such Finders, being an aggregate of $57,189.62, and (ii) a number of common share purchase warrants (the “Finder Warrants”) equal to 6% of the units attributable to the Finders under the private placement, being an aggregate of 238,289 Finder Warrants. Each Finder Warrant entitles the Finder to acquire one common share of the Company for a period of twenty-four (24) months following its issuance date, at an exercise price of $0.35.

Corporate Activities

On February 26, 2021, the Company announced that it has appointed Mr. John Hick as an independent Director of the Board of the Company. Furthermore, the Company granted incentive stock options to certain directors, officers, employees and consultants of the Company to purchase up to 3,185,000 common shares in the capital of the Company pursuant to the Company’s stock option plan. All of the options are exercisable for a period of five years at an exercise price of $0.32 per share.

Maniitsoq Nickel-Copper-PGM Project, Southwest Greenland

The Greenland properties currently being explored for nickel-copper-cobalt-PGM sulphide by the Company have no mineral resources or reserves. The Maniitsoq project is centered 100 kilometres north of Nuuk, the capital of Greenland which is a safe, stable, mining-friendly jurisdiction. The centre of the project is located at 65 degrees 18 minutes north and 51 degrees 43 minutes west and has an arctic climate. It is accessible year-round either by helicopter or by boat from Nuuk or Maniitsoq, the latter located on the coast approximately 15 kilometres to the west. The deep-water coastline adjacent to Maniitsoq is typical of Greenland’s southwest coast which is free of pack ice with a year-round shipping season. The optimum shipping conditions are due to the warming Gulf Stream flowing continuously past the south west coastline of Greenland. There is no infrastructure on the property; however, the Seqi deep water port and a quantified watershed for hydropower are located peripheral to the project.

The Maniitsoq property is centred on the 75 kilometre by 15 kilometre Greenland Norite Belt which hosts numerous high-grade nickel-copper sulphide occurrences associated with mafic and ultramafic intrusions. Between 1959 and 2011, various companies carried out exploration over portions of the project area. The most extensive work was carried out by Kryolitselskabet Øresund A/S Company (“KØ”) who explored the project area from 1959 to 1973. KØ discovered numerous surface and near surface nickel-copper sulphide occurrences and this work was instrumental in demonstrating the nickel prospectivity of the Greenland Norite Belt.

2 | TSXV: NAN / Q1 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2021

The Company acquired the Maniitsoq project because it has potential for the discovery of significant magmatic sulfide deposits in a camp-scale belt. The Company believed that modern, time-domain, helicopter-borne electromagnetic (EM) systems would be more effective at detecting nickel sulphide deposits in the rugged terrain of Maniitsoq than previous, older airborne fixed wing geophysical surveys available to previous explorers. In addition, modern, time domain surface and borehole EM systems could be used to target mineralization in the sub-surface.

The Maniitsoq property consists of three exploration licences, Sulussagut No. 2011/54 and Ininngui No. 2012/28 comprising 2,689 and 296 square kilometres, respectively and the Carbonatite property No. 2018/21 (63 km2).

During the FY 2020, the Greenland Mineral Licence & Safety Authority (MLSA) granted the Company two distinct one year period license extensions for all three exploration licences, and reduced exploration obligations to zero for both 2020 and 2021.

Sulussugut Licence (No. 2011/54) was granted by the Bureau of Minerals and Petroleum (“BMP”) of Greenland on August 15, 2011 and valid for 5 years until December 31, 2015 providing the Company meets the terms of the licence, which includes that specified eligible exploration expenditures must be made. The application for the second 5-year term on the Sulussugut Licence was submitted to the MLSA which was effective on April 11, 2016. The granting of two one-year period extensions provides for the renewal period ending December 31, 2022.

Ininngui Licence (No. 2012/28) is contiguous with the Sulussugut Licence and was granted by the BMP of Greenland on March 4, 2012. The Ininngui Licence was valid for 5 years until June 30, 2017. The application for the second 5-year term on the Ininngui Licence was submitted to the MLSA which was effective March 14, 2017. The granting of two one-year period extensions provides for the renewal period ending December 31, 2023.

Carbonatite Licence (No.2018/21) was granted by the BMP of Greenland on March 4, 2018 for exclusive exploration rights of an area located near Maniitsoq in West Greenland. The Company paid a licence fee of $6,523 (DKK 31,000) upon granting of the Carbonatite Licence. The Carbonatite Licence is valid for 5 years. The granting of two one-year period extensions provides for the renewal period ending December 31, 2024.

Details of required work expenditures and accrued work credits for the above three licences are tabulated and given below in Table 1.

The Greenland MLSA, in two distinct iniatives, has adjusted the minimum required exploration commitment for the above three licences to DKK 0 for the years 2020 and 2021 and adjusted the licence expiry dates and the banked credits carry forward period by two years.

For all licences, future required minimum eligible exploration expenses will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

For all licences, at the expiration of the second licence period (years 6-10), the Company may apply for a new 3-year licence for years 11 to 13. Thereafter, the Company may apply 3 times for additional 3-year licences for a total of 9 additional years. The Company will be required to pay additional licence fees and will be obligated to incur minimum eligible exploration expenses for such years.

The three licences, 2011/54, 2012/28 and 2018/31 have sufficient accrued work credits to keep the property in good standing until December 2023.

3 | TSXV: NAN / Q1 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2021

Table 1: Exploration commitment and credits at the end of 2020 (All amounts in table are expressed in thousands of DKK)

	Sulussugut Licence 2011/54	Ininngui Licence 2012/28	Carbonatite Licence 2018/21
Area	2689 km2	296 km2	63 km2
Valid until	December 31, 2021	December 31, 2022	December 31, 2023
Annual licence fee DKK	41	41	31
Total credit available
Credit from previous years	283,080	30,282	10,497
Approved exploration expenditures (2020)	865	143	48
Exploration obligation (2020)	-	-	-

Total Credit DKK	283,945	30,425	10,545
Carry Forward Period:
From 2017 until December 31, 2021	201752	19,534	-
From 2018 until December 31, 2022	79,604	10,465	9,563
From 2019 until December 31, 2023	1,724	283	934
From 2020 until December 31, 2024	865	143	48

Total DKK	283,945	30,425	10,545

Average Annual Rate DKK to CAD	0.2070	0.2070	0.2070
Accumulated exploration credits in CAD (,000)	$58,777	$6,298	$2,183

West Greenland Prospecting Licence – 2020/05

A new prospecting licence, No. 2020/05, for West Greenland was awarded by the Greenland government on March 18, 2020. The Prospecting Licence is in effect until December 31, 2024.

Exploration and Development Activities

In 2019, the Company had planned to return to Maniitsoq and other regional target areas to continue our systematic exploration program. Unfortunately, the Company was not successful in completing a treasury financing within the lead-time required for the logistical planning in Greenland. The initial 2019 work program for Maniitsoq project had been postponed to the 2020 summer season subsequent to a successful financing capable of supporting an integrated exploration program. However, the 2020 and 2021 summer program was further delayed due to the COVID-19 travel restrictions.

Hydropower assessment of watershed 06.H was continued with the emplacement of devices to measure the seasonal variability of water levels in Lake Taserssuatsiaq and to provide a framework for further surveys over the next 3-5 years.

Outlook - Exploration and Development for 2021-2023

Management is recommending a three-year exploration plan for Maniitsoq with the objective of maximizing the potential value of the asset while extending the period that the Company maintains control of the project. The impact of Covid-19 will prevent the planning and execution of field work in Greenland. The Greenland Government eliminated the expenditure requirements for both 2020 and 2021. Management will assess the situation with the expectation of implementing the three-year plan starting in 2021.

4 | TSXV: NAN / Q1 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2021

2021	– Apply the Company’s cumulative knowledge to Maniitsoq and other areas of Western Greenland and identify the geoscience data gaps to effective targeting.

– Continue the assessment of hydropower development within watershed 06.H.

2022	– Acquire the additional required geoscience data and additional properties of merit; conduct test drilling if any priority targets are identified and drill ready.

2023	– Execute a major drill campaign of prioritized targets.

This three-year plan will allow for the generation of priority drill targets while drawing down on the three years of exploration credits (Table 1). The drilling expenditure in 2022 would extend the Company’s 100% ownership of the Maniitsoq project until 2025.

Exploration History

The Company undertook numerous exploration activities and completed various mineralogical studies during the period from 2012 to 2019, including 52,895.16 metres of drilling in 189 holes and 13,497 line-km of SkyTEM and VTEM surveys. A National Instrument 43-101 was completed on the Maniitsoq property in March 2016 and updated in March 2017. QEMSCAN mineralogical analyses on drill core samples documenting favourable liberation and recovery characteristics for Maniitsoq mineralization was reported in April 2016.

NAN has progressively implemented new exploration methodologies and tools in an effort to refine targeting at the property and borehole scales. These include the introduction of helicopter-borne electromagnetic and magnetic surveys, modern surface-based electromagnetic, induced polarization, and gravity surveys, application of Worldview-3 satellite imagery, implementation and consistent use of borehole electromagnetic methods, collection of oriented drill core, optical televiewer data and downhole physical properties; structural studies, geochemical studies and 3D modelling. The compilation and integration of data has resulted in a vast improvement in the understanding of the geology of the GNB and it resulted in the discovery of surface and sub-surface nickel-copper sulphide occurrences and the expansion of mineral zones comprising the Mikissoq, Spotty Hill, Imiak Hill, Fossilik, P-008, P-013, and P-053, four of which remain open in one or more directions. In addition, nickel sulphide mineralization has been intersected at a number of other locations throughout the Greenland Norite Belt, including at the P-004, P-013, P-030, P-032, P-053, and Pingo targets (figure 1). Exploration continues to extend known zones of mineralization and provides a framework for future discoveries.

5 | TSXV: NAN / Q1 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2021

Figure 1. Location of Mineralized targets.

Ni-Cu OCCURRENCES
Mineralized target zone
Other Ni-Cu sulphide occurrence
Greenland Norite Belt
Søndre Isortoq
Imiak Hill Complex
(Imiak Hill, Spotty Hill and Mikissoq)
Fossilik
(P-004, 058 and 059)
P-008
P-013
P-053
P-030
P-032
Davis Strait
N
0 5 10 15
Kilometers
Gneissic & Intrusive Domains
Paragneiss-Orthogneiss Domain A
Paragneiss-Orthogneiss Domain B
Finnejfeld
Igananguit Gneiss
Tonalite
Granite
Mafic gneiss
Mafic & Ultramafic Intrusions
Noritic
Ultramafic
Other Symbols
Greenland norite belt
Property boundary
Limits of SRK study
NAN field camp
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, SW Greenland
MINERALIZED TARGETS
WGS84 UTM Z22N
24-Mar-2017

6 | TSXV: NAN / Q1 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2021

Carbonatite

On May 4, 2018 the Company was awarded an exploration licence (2018/21; “Carbonatite”) over a highly prospective block of ground to the west of the Fossilik Intrusion in an area which has very limited nickel exploration and contains the Qeqertassaq carbonatite complex.

The work program in 2018 consisted of compilation, surface sampling for geochemistry, surface EM work in areas with possible norite-associated mineralization and drilling to evaluate the potential for strategic metals (niobium, tantalum, and rare earth elements) in areas outside of the focus areas of historic drilling.

A report on the strategic metal potential of the Qeqertassaq carbonatite was commissioned, and emphasis was placed on understanding the upside potential of the light rare earth element vein system, the niobium mineralization, and the potential for tantalum mineralization is association with soeviite series rocks.

Exploration Results

Exploration programs on the Maniitsoq Property completed between 2011 and 2018 expanded the footprint of the historic mineral occurrences at the Imiak Hill Complex and Fossilik and resulted in the discovery of several new occurrences of mineralized norite in the belt. The Company is currently working to determine the significance of these zones.

Imiak Hill Complex

The Imiak Hill Complex comprises three separate mineralized norite intrusions termed Imiak Hill, Spotty Hill and Mikissoq within an ~3 km2 area of the Maniitsoq property (figure 2).

Imiak Hill

The up-dip extent of the Imiak Hill mineralization, originally discovered by KØ, is marked by a surface gossan approximately 80 by 100 metres in size. Mineralization consists of two parallel zones, defined over a maximum strike length of 25 to 30 metres and dip extent of 270 meters. The mineral zone at Imiak is closed-off by exploration, but it remains possible that structurally detached segments of the norite may exist at depth. Mineralization is hosted in norite and leuconorite and consists of a network of remobilized semi-massive to massive sulphide veins and breccia veins collectively ranging from approximately 0.3 to 13.6 metres in width. Mineralization increases in grade with depth and sulphides consist of medium to coarse grained pyrrhotite, pentlandite, pyrite, and chalcopyrite. Semi-massive to massive sulphide samples typically grade 3 to 7 % Ni, 0.1 to 0.2 % Co and less than 0.1 g/t Pt+Pd+Au. Copper values are highly variable ranging from less than 0.1 to 6.3 percent; this broad range suggests that secondary re-distribution of mineralization into noritic rocks has occurred.

Assays highlights at Imiak Hill include:

MQ-13-026:	25.51 m @ 3.25% Ni, 0.48% Cu
MQ-13-028:	24.75 m @ 3.19% Ni, 1.14% Cu
MQ-14-072:	16.35 m @ 2.51% Ni, 0.77% Cu

Spotty Hill

The Spotty Hill nickel-copper sulphide mineralization comprises a zone of disseminated to blebby magmatic sulphide containing intersections of semi-massive to massive stringer and vein sulphides hosted in melanorite. The up-plunge extent of the zone is represented by irregularly distributed surface gossans. The zone typically varies between two and 20 metres in width and has been intersected by drilling over a plunge distance of 400 metres. The down-dip extent of the zone is interpreted to be 150 metres in the highest-grade part of the zone where most of the drilling is concentrated. The Spotty Hill mineralization is characterized by elevated platinum and palladium; typical assays returned values between 0.1 and 1.0 g/t Pt+Pd+Au. Grades of the precious metals typically increase with increase in nickel grade. Copper concentrations are commonly between 0.1 and 0.5 percent but can be erratically distributed with some mineralized samples containing less than 0.1 % Cu and others up to 2 % Cu. Cobalt values are commonly between 0.01 and 0.05 percent.

7 | TSXV: NAN / Q1 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2021

Assay highlights at Spotty Hill include:

MQ-14-062:	66.00 m @ 0.61% Ni, 0.16% Cu, 0.22 g/t Pt+Pd+Au Incl.
8.55 m @ 2.98% Ni, 0.59% Cu, 0.86 g/t Pt+Pd+Au
MQ-14-065:	61.29 m @ 0.66% Ni, 0.17% Cu, 0.25 g/t Pt+Pd+Au Incl.
10.60 m @ 1.69% Ni, 0.34% Cu, 0.50 g/t Pt+Pd+Au
MQ-15-075:	15.55m @ 1.06% Ni, 0.24% Cu, 0.31 g/t Pt+Pd+Au incl.
6.00 m @ 1.77% Ni, 0.23% Cu, 0.46 g/t Pt+Pd+Au
MQ-16-121:	4.75 m @ 1.59% Ni, 0.30% Cu, 0.66 g/t Pt+Pd+Au
MQ-17-143:	7.80 m @ 1.35% Ni, 0.26% Cu, 1.85 g/t Pt+Pd+Au incl.
5.00 m @ 1.69% Ni, 0.33% Cu, 2.71 g/t Pt+Pd+Au

Mikissoq

Mineralization at Mikissoq is hosted in two norite intrusions separated by orthogneiss. The shallow zone correlates with the historic Mikissoq gossan containing up to 3.73% Ni in surface grab samples and drilling has outlined mineralization over a strike extent of 25 metres and to a maximum depth of 95 metres below surface. Intersections range from 2 to 20 metres in width. Mineralization consists of disseminated to blebby sulphides with intervals of locally remobilized vein, stringer, and breccia vein sulphides, as well as sulphide fracture fillings. Assay values for the shallow mineralization vary widely depending on the amount of remobilized sulphides present in the sample. Semi-massive to massive sulphide samples from borehole MQ-13-029 returned values of approximately 4.5 to 7.5 % Ni, 0.15 to 0.65 % Cu, 0.1 to 0.2 % Co and up to 0.3 g/t Pt+Pd+Au. Disseminated sulphide mineralization with localized sulphide veins and stringers in borehole MQ-13-027 returned an average value of 0.7 % Ni and 0.3 % Cu.

The top of the deeper sulphide zone is located approximately 100 metres below the bottom edge of the shallow mineralization and has been intersected over a dip extent of 105 metres by three boreholes on one section. Intersections range from 21 to 38 meters in true width. The mineralization consists of coarse-grained magmatic sulphide disseminations, blebs, and patches, with local stringers and veins of remobilized sulphide mineralization. The deeper sulphide lens averages between 0.5 and 1.1 % Ni, 0.25 and 0.55 % Cu, and 0.01 and 0.03 % Co. The intervals with the highest sulphide content, including remobilized sulphides, typically grade between 1 and 4 % Ni, 0.25 and 0.65 % Cu, as well as 0.02 and 0.08 % Co. Combined Pt+Pd+Au concentrations are typically less than 0.2 g/t.

The trend of the Mikissoq mineral zone is open and untested at depth.

Assay highlights at Mikissoq include:

Upper Zone

MQ-13-029:	9.99 m @ 4.65% Ni, 0.33% Cu
MQ-14-073:	61.35 m @ 0.63% Ni, 0.18% Cu incl.
2.6 m @ 1.79% Ni and 0.54% Cu and
4.6 m @ 1.27% Ni and 0.27% Cu and
6.56 m @ 1.59% Ni, 0.22% Cu

Lower Zone

MQ-16-113:	53.25m @ 0.81% Ni, 0.36% Cu incl.
5.15m @ 2.56% Ni, 0.37% Cu
MQ-16-117:	74.05m @ 1.08% Ni, 0.54% Cu incl.
13.65m @ 1.84% Ni, 0.64% Cu
MQ-16-118:	47.00m @ 0.51% Ni, 0.25% Cu incl.
15.00m @ 1.03% Ni, 0.32% Cu

8 | TSXV: NAN / Q1 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2021

Figure 2. Plan Map Imiak Hill Complex (IHC) showing the locations of Imiak Hill, Spotty Hill, and Mikissoq.

Legend
Norite
Melanorite
Diamond drill hole
Section line
MIKISSOQ
IMIAK HILL
SPOTTY HILL
N
0 100 200 300 400 500
Meters

Fossilik Intrusion

The Fossilik Intrusion is one of the largest and most continuous GNB Intrusions. It is located eight kilometres to the southwest of the Imiak Hill Complex; it is approximately five square kilometres in size and contains or is associated with several zones of mineralization, including a large area of surface mineralization at the southwestern end of the intrusion (figure 3). The main zone of mineralization is P-058, and this corresponds to the historic Fossilik II showing.

The P-058 mineralization to the southwest of the Fossilik Intrusion consists of a tabular zone of mineralization that has been intersected over a strike extent of 100 metres. A secondary narrow parallel zone of remobilized and magmatic sulphides occurs in the footwall and both the main and footwall zones are interpreted to be open down-dip and down-plunge. The overall footprint of the mineralization is interpreted to extend from surface to a vertical depth of 695 metres based on borehole EM (BHEM) results. The mineralization, which is variably hosted in norite or adjacent gneisses, consists of both disseminated to blebby magmatic sulphides and high grade remobilized massive to breccia sulphide veins and stringers. Individual remobilized massive and breccia sulphide veins range from a few centimetres to about one metre in width. Remobilized sulphide samples return high nickel and/or copper grades of up to 6.8 % Ni and 7.7 % Cu and commonly contain between 0.1 and 0.2 % Co. Norite-hosted disseminated to blebby mineralization observed in boreholes MQ-15-077 and MQ-16-105 grades between 0.55 and 0.75 % Ni and 0.19 and 0.27 % Cu, respectively.

The P-058 mineral zone remains open at depth and may represent a structurally detached portion of the keel of the Fossilik Intrusion.

Assay highlights at Fossilik include:

MQ-14-054:	5.58 m @ 1.72% Ni, 0.26% Cu
MQ-16-105:	10.20 m @ 3.41% Ni, 0.28% Cu incl.
4.10 m @ 4.85% Ni, 0.29% Cu
MQ-16-111:	3.06 m @ 3.93% Ni, 0.25% Cu
MQ-17-146:	10.70 m @ 2.53% Ni, 1.26% Cu incl.
3.50 m @ 4.97% Ni, 2.30% Cu and
2.20 m @ 3.35% Ni, 1.31% Cu

9 | TSXV: NAN / Q1 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2021

Figure 3. Plan Map showing the geology of the Fossilik Intrusion and the distribution of mineral occurrences and disseminated sulphide mineralization.

Note: Assay lengths are core lengths not true thickness
Fossilik I Target
P-059 Target
P-004 Target
Fossilik Zone (P-058 Target)
A
A'
473500
474000
474500
475000
475500
7249500
7249000
7248500
LEGEND
Surface Mapping
Lithology
Mylonite / shear zone
Carbonatite observed / interpreted
Gossan observed / interpreted
>2% sulphide-silicate globules
Norite observed / interpreted
Diorite observed / interpreted
Paragneiss observed / interpreted
TTG gneiss observed / interpreted
Structure
Mylonite / shear zone
Fold axis
Other symbols
Surface gossan
Hole drilled in 2018*
Hole drilled in 2012 to 2017
Historical hole (1968 to 1969)
Fossilik inclined longitudinal section line at surface
N
0 100 200 300 400 500
Meters
NORTH AMERICAN NICKEL INC.
Maniitsoq Project, Southwest Greenland
FOSSILIK AREA SURFACE DRILL HOLE PLAN MAP
WGS84 UTMZ22N
18-Dec-18

CSR, Environment and Infrastructure

Hydropower Development – A watershed prospecting licence for the assessment and development of hydropower resources at Maniitsoq was awarded by the Ministry of Industry, Labour, Trade and Energy of the Greenland Government in March 2017. The two-year licence provides for the exclusive right to assess and develop potential hydropower resources. The licence was renewed for a three-year period expiring in July of 2021. An application for a new watershed prospecting permit is in preparation. EFLA Consulting Engineers completed a feasibility analysis of hydropower development within watershed 0.6H in January 2018. The analysis of hydropower within watershed 0.6H identifies two subordinate watersheds 7038-001 F03 and 7038-001 F04 with the capacity to supply a 12 MW base load and an 18 MW maximum load and generate 96 GWh per annum for the Maniitsoq Project. The two watersheds included in this assessment have the capacity to supply the required hydroelectricity at an installed cost of $5.621 USD/kW and $5.049 USD/kW respectively at a CAPEX of between $101.2 and $90.9 million USD respectively. Operating expenses are 1-2% of CAPEX. Both watersheds encapsulate or are close to priority nickel sulphide mineralized zones and the Seqi Port.

Corporate Social Responsibility - The 2018 program for Corporate Social Responsibility was completed on August 24 with community presentations in Sisimiut, Maniitsoq, Atammik and Napasoq and presentations to the Mineral Licencing and Safety Authority and the Ministry of Industry and Energy of the Greenland government in Nuuk. The National Association for Hunters and Fishers (KNAPF) also located in Nuuk was updated on 2018 exploration activities. The Company renewed its support for the annual Greenland mineral hunt.

10 | TSXV: NAN / Q1 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2021

Environmental Surveys – Sampling to establish baseline geochemical values for low total dissolved solids freshwaters, fauna and flora was continued in areas of active exploration and in the area of watershed 0.6H. Watershed survey area surveys were undertaken in support of ongoing hydropower assessments that are ongoing. All surveys have been undertaken by qualified personnel of Golder Associates (Copenhagen). Final reports have been received for both environmental surveys and weather station databases. Weather stations have been removed from the field as sufficient data has been acquired to prepare a model for wind-related particulate dispersion in the Maniitsoq area.

Tailings Facility - Discussions were held with the MLSA and the Greenland Department of Nature, Environment and Energy regarding the process for selecting and developing a tailings facility to support nickel mining and milling activities. This process is required to be undertaken as part of the submission of an exploitation licence for extraction of nickel ore.

Canada Nickel Projects - Sudbury, Ontario

Post Creek Property

The Company entered into an option agreement in April 2010, subsequently amended in March 2013, to acquire rights to Post Creek Property located within the Sudbury Mining District of Ontario. On August 1, 2015, the Company has completed the required consideration and acquired 100% interest in the property. The Company is obligated to pay advances on the NSR of $10,000 per annum, which will be deducted from any payments to be made under the NSR.

The property is located 35 kilometres east of Sudbury in Norman, Parkin, Alymer and Rathburn townships and consists of 73 unpatented mining claim cells in two separate blocks, covering a total area of 912 hectares held by the Company. The center of the property occurs at UTM coordinates 513000mE, 5184500mN (WGS84, UTM Zone 17N). The Post Creek property lies adjacent to the Whistle Offset Dyke Structure which hosts the past–producing Whistle Offset and Podolsky Cu-Ni-PGM mines. Post Creek lies along an interpreted northeast extension of the corridor containing the Whistle Offset Dyke (figure 4). Offset Dykes and Footwall deposits account for a significant portion of all ore mined in the Sudbury nickel district and, as such, represent favourable exploration targets. Key lithologies are Quartz Diorite and metabreccia related to Offset Dykes and Sudbury Breccia associated with Footwall rocks of the Sudbury Igneous Complex which both represent potential controls on mineralization.

Outlook – Exploration and Development for 2021

The objective of further compilation work on the Post Creek Project was to provide a basis for prospecting and sampling of parts of the property that have received incomplete historic exploration. The targets comprised radial and concentric offset dykes of the Sudbury Igneous Complex which are known to be associated with high grade Cu-Au-PGE sulfide mineralization.

2021 – Prospect and search for mineralization and/or quartz diorite on parts of the Post Creek Properties that remain overlooked by previous exploration. Complete geophysical surveys over prospective target areas, and conduct test drilling if any priority targets are identified and drill ready.

This plan will allow for the generation of priority drill targets while drawing down on the available exploration credits. The work expenditure in 2021 would extend the Company’s 100% ownership of the Post Creek Project into 2025 and beyond.

Exploration History

(All drill intercepts described in this section refer to core lengths not true widths)

Previous operators completed geological, geophysical and Mobile Metal Ion soil geochemical surveys. Highlights of this work included:

●	A drill intersection returning 0.48% copper, 0.08% nickel, 0.054 grams/tonne palladium, 0.034 grams/tonne platinum and 0.020 grams/tonne gold over a core length of 0.66 metres; and

●	A grab sample from angular float which returned 0.83% nickel, 0.74% copper, 0.07% cobalt, 2.24 grams/tonne Pt and 1.05 grams/tonne Pd.

A NI 43-101 compliant Technical Report was completed by Dr. Walter Peredery, formerly of INCO, in 2011 and subsequently accepted by the Securities Commission.

11 | TSXV: NAN / Q1 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2021

During the period of 2011 to 2016, the Company carried out exploration programs comprising ground geophysics (magnetics and electromagnetics), diamond drilling (1,533 metres in 7 drill holes), borehole electromagnetic surveys, georeferencing of selected claim posts, prospecting, trenching, geological mapping, sampling and petrographic studies. This work has identified new occurrences of Quartz Diorite dyke and Sudbury Breccia, both of which are geologically significant lithologies known to host ore deposits associated with the Sudbury structure. Ground traverses, trenching and mapping carried out in 2016 outlined a Sudbury Breccia belt of at least 300 metres by 300 metres in size which lies along the same trend at the Whistle Offset Dyke located on KGHM property to the southwest. These findings support the potential for the Post Creek property to host both Footwall and Offset Dyke type deposits.

In 2017, the Company initiated support for a two-year MITAC project whereby an M.Sc. student carried out field and laboratory study aimed at understanding the mineral resource potential of the Post Creek Property. The field mapping gram expanded the area of Sudbury Breccia.

A two-hole drill program was completed in 2018 and reported in 2019 with the objectives of assessing magnetic and electromagnetic anomalies within a corridor of breccias and quartz diorite extending radially away from the Whistle Offset and to provide a platform for downhole geophysics. Both drill holes encountered a thick sequence of mafic volcanic rocks; quartz diorite, partially melted country rocks or footwall-style mineralization were not encountered. DDH PC-18-21 did intersect a thick interval of volcanogenic massive sulphide-type sphalerite mineralization including 7.50 m @ 3.55% zinc and 0.82 ppm silver. Multiple BHEM anomalies were detected both north and south of the zinc mineralization and are potential drill targets for volcanogenic massive sulfide mineralization.

In 2020, prospecting work to the immediate north and west of the drilling completed on the CJ Offset identified quartz diorite boulders and an outcrop of grey gabbro with 0.17% Ni, 0.55% Cu, and 0.26g/t Au+Pt+Pd. Sampling completed on Cu-Au mineralization within the area of Sudbury breccia returned up to 1.975% Cu and 0.873 ppm Au in two different samples, but no significant Ni, Pt, or Pd.

12 | TSXV: NAN / Q1 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2021

Figure 4. Location of the Post Creek Project and the Sudbury Breccia Zone.

Parkin Deposit
Parkin Offset Dyke
Halcyon Project
CJ Quartz Diorite
Post Creek Project
(East Claims)
Sudbury Breccia Zone
Possible Trend of Parkin Dyke
Whistle Offset Trend
Extension of Whistle Offset Trend
Yellow Brick Road Showing
Podolsky Mine
Whistle Open Pit
Norman West Deposit
SUDBURY BASIN
N
0
1
km
Legend
Ni-Cu mine / deposit
Diamond drill hole
Ni-Cu sulphide
Sudbury contact sub-layer & offset dykes
VTEM EM anomaly
AeroTEM EM anomaly
IP anomaly
NORTH AMERICAN NICKEL INC.
Post Creek - Halcyon Projects Area, Ontario
HALCYON and POST CREEK EAST CLAIMS
Location of QD and Sudbury Breccia Zone
Drawn by: J. Pattison
09-Nov-2016

13 | TSXV: NAN / Q1 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2021

Corporate Social Responsibility

The Company has established excellent working relationships with the Wahnapitae First Nation (“WFN”) at Capreol (Ontario) commencing with community presentations and followed up with ongoing contact with the Resource and Environmental officer. North American Nickel financially supported the 2019 Pow-Wow celebration held at Capreol. Exploration work on the property typically includes assistance of casual labour hired from the WFN community.

Halcyon Property

As at the date of this MD&A, the Company holds 100% interest in Halcyon Property and is obligated to pay advances on the NSR of $8,000 per annum, which will be deducted from any payments to be made under the NSR.

The property is located 35 km northeast of Sudbury in the Parkin and Aylmer townships, and consists of 63 unpatented mining cells for a total of 864 hectares. It is readily accessible by paved and all-weather gravel road. Halcyon is adjacent to the Post Creek property and is approximately 2 km north of the producing Podolsky Mine of FNX Mining. Previous operators on the property defined numerous conductive zones based on induced polarization (I.P.) surveys with coincident anomalous Mobile Metal Ions soil geochemistry. Base and precious metal mineralization have been found in multiple locations on the property but follow-up work was never done. The former producing Jon Smith Mine (nickel-copper-cobalt-platinum) is situated 1 km North of the property.

Outlook – Exploration and Development for 2021

The objective of further compilation work on the Halcyon Project was to provide a basis for prospecting and sampling of parts of the property that have received incomplete historic exploration. The targets comprised radial and concentric offset dykes of the Sudbury Igneous Complex which are known to be associated with high grade Cu-Au-PGE sulfide mineralization.

The Halcyon portion of the property has 2 priority areas flagged for follow-up in 2021, viz: 1. Possible Sudbury type quartz diorite in historic drill core associated with IP chargeability and B horizon soil Cu-Ni anomalies; 2. Two areas with minimal historic work that rest on the corridor projection of the Milnet Fault Offset of the Parkin QD with no EM or IP coverage. In these target areas, NAN will be prospecting for mineralization and/or radial/concentric offsets dykes located along stratigraphic horizons similar to those controlling the inflexion in the Parkin Offset at the historic Milnet Deposit.

2021 – Prospect and search for mineralization and/or quartz diorite on parts of the Halcyon Property that remain overlooked by previous exploration. Complete geophysical surveys over prospective target areas, and conduct test drilling if any priority targets are identified and drill ready.

This plan will allow for the generation of priority drill targets. The work expenditure in 2021 would extend the Company’s 100% ownership of the Halcyon Project through 2025 and beyond.

Exploration History

During the period 2011 to 2016, the Company carried out a small amount of exploration including ground geophysics (magnetics and electromagnetics), diamond drilling (301 metres in 1 drill hole), a borehole electromagnetic survey, georeferencing of selected claim posts, prospecting, geological mapping, sampling and petrographic studies. The single hole located on the southeast corner of the property was drilled with the purpose of providing geological information and to provide a platform for borehole pulse EM (“BHPEM”). No anomalies were detected although quartz diorite breccia and partial melt material with 2-3% disseminated pyrrhotite and chalcopyrite was intersected over short core lengths. The property is strategically located adjacent to the Company’s Post Creek property, located immediately to the south, where occurrences of both quartz diorite and Sudbury Breccia have been identified. This program was carried out concurrently with similar work on the Post Creek Property. Assay, whole rock and thin section samples were collected for analysis and study. Results have been received and compiled.

Work in 2019 and 2020 consisted of compilation and target generation.

14 | TSXV: NAN / Q1 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2021

Quetico Property

During the year ended December 31, 2018, the Company acquired 809 claims within the Thunder Bay Mining District of Ontario (Figure 5). Cells were acquired to assess (i) the Quetico Sub-province corridor, which hosts intrusions with Ni-Cu-Co-PGM mineralization related to a late 2690 Ma Archean magmatic event, and (ii). the Neoproterozoic (1100 Ma MCR) magmatic event and related intrusions. Three clusters of claims cells, labeled Quetico South, East and West cover magnetic features interpreted to represent small differentiated intrusions. The review of government geological and geophysical data, and historic assessment file data was completed in 2019 and recommendations for additional exploration work were prepared. An application was lodged with the Mining Lands Administration of the Ontario Government in April 2020 to extend the tenure of the claim blocks due to impact from COVID-19 on implementation of exploration work. A one-year exclusion was granted on September 1, 2020.

Figure 5: Quetico Property Location Map

A short program of prospecting and outcrop sampling was completed in June 2020 to search for mineralization related to early mid-continent rift peridotite intrusions and Archean pyroxenites. Targets comprising, magnetic responses, prospective geology and geochemical anomalies, were examined on all three clusters of claim cells.

Exploration was focussed on the East block where previous work identified mafic rocks with geochemical signatures similar to those that host the Current Lake deposit, located 10 km to the east (Figure 6). The Current Lake and Escape Lake deposits a total indicated resource of 16.285 million tonnes at 3.5 g/t PdEq and an inferred resource of 9.852 million tonnes at 2.1 g/t PdEq (2021 update to NI 43-101 Technical Report, Clean Air Metals Inc.).

Sampling in the East block adjacent to Clean Air Metals’ Current Lake Property identified outcropping peridotite and gabbroic rocks with trace sulphide. The geochemical signature of the peridotite is similar to the differentiated Disraeli, Hele and Seagull intrusions based on a comparison with historic assessment report and government data. There is no known electromagnetic (EM) survey coverage in the area and accordingly the next phase of exploration will include airborne or surface EM survey work. These surveys will be designed to detect conductive responses of potential nickel sulphide mineralization associated with the ultramafic intrusions.

15 | TSXV: NAN / Q1 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2021

Figure 6: Quetico East Block Proximity to Current Lake Deposit

On the West block, a total of eight magnetic anomalies were investigated. Six anomalies remain unexplained and weakly mineralized magnetic pyroxenite was identified at two locations (Figure 7). A weakly mineralized pyroxenite sample associated with a strong magnetic anomaly has an elevated Au+Pt+Pd content. The configuration of the magnetic anomaly suggests the potential for a 3 km2 ultramafic intrusion and a related feeder-dyke to the west. These intrusions may be separated from a larger intrusion to the east by a keel structure which is a classic target for magmatic sulphide exploration. Future exploration will focus on this intrusion and others that were not prospected in 2020.

16 | TSXV: NAN / Q1 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2021

Figure 7: Quetico West Block Location of 2020 Exploration Targets

NORTH AMERICAN NICKEL
QUETICO WEST
2020 EXPLORATION TARGETS
on TOTAL MAGNETIC FIELD
Legend
2020 Exploration Targets
2020 Exploration Targets
Propety Outline
Drill Collar
Road
Railway
Powerline
Watercourse
Waterbody
weakly mineralized
pyroxenite
W1
W2
W3
W4
W5
W6
W7
W8
Sapawe Lake
Aramis Lake
Niobe Lake
Nickleby Lake
Como Lake
Crystal Lake
N
0 0.5 1 2 km
NAD83 z15N
618000
620000
622000
624000
626000
628000
630000
632000
5404000
5402000
5400000
5398000
5396000
5394000

On the South block, a strong magnetic target was explained by massive magnetite.

Outlook – Exploration and Development for 2021

2021 – Revisit plans to complete either a ground electromagnetic survey or an airborne VTEM survey designed to identify coincident EM responses in association with the magnetic response expected from differentiated mafic-ultramafic intrusions in the Quetico structural zone. Complete geophysical surveys over prospective target areas, and drilling if any priority targets are identified.

The work commitment to hold all 809 claim cells is $323,600, with claims due in April and May of 2021. An application for a one year exclusion has been submitted to the Ontario Ministry, Northern Development and Mines (ENDM) and is currently pending approval. The application was submitted under COVID-19 guidelines and is expected to be approved.

Lingman Lake Property

The Company digitally staked 188 claim cells known as Lingman Lake on April 15, 2019. The property occurs about 65 km South East of Red Sucker Lake First Nation and about 35 km southwest of Sachigo Lake First Nation, approximately 650 km northwest of Thunder Bay. The Lingman Nickel Project, covers a portion of the Archean age Lingman Lake Greenstone Belt that includes tholeiitic-komatiitic rocks and sulphide facies iron formation. Historic field work has identified ultramafic rocks with elevated nickel and copper in grab samples and untested VTEM anomalies.

17 | TSXV: NAN / Q1 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2021

Work commitments of $75,200 are due prior to April 15, 2021. An application for a one year exclusion has been submitted to ENDM and is currently pending approval. The application was submitted under COVID-19 guidelines and is expected to be approved.

Loveland (Enid Creek) Nickel Property

The Loveland Nickel Property is located 30 km northwest of Timmins and has year-round access. The property is underlain by a mineralized differentiated mafic-ultramafic complex that is host to the historic Enid Creek showing. Analyses of a historic drill sample by the Ministry of Northern Development and Mines in Ontario returned 2.13% Ni, 0.19% Cu, 0.32 ppm Pt and 2.06 ppm Pd. A VTEMMAX survey completed in 2017 identified several new and untested conductors. One of the targets extends for 950 m in strike length and is located to the southeast along strike from the known mineralization. The exploration target is high grade nickel mineralization located in a depression or embayment structure at the base of the intrusion.

On September 25, 2019, the Company entered into earn in agreement with International Explorers and Prospectors Inc. whereby the Company may acquire a 100% interest in the Loveland Nickel. Consideration for the acquisition is $1,525,000 in cash, 300,000 common shares and $4,500,000 in work commitments over a 5-year period. The TSX Venture Exchange approved the transaction for filing on October 24, 2019. During the year ended December 31, 2019, 300,000 common shares were issued as a purchase consideration with a value of $60,000.

Exploration and Development in 2020

A 4-hole drill program with downhole BHEM survey work was completed and reported in April 2020. The exploration tested a series of conductors identified from a VTEMMAX survey completed in 2017. No significant lateral or depth extension of mineralization was encountered. The conductive plates associated with the interpreted lateral extent of the contact of the differentiated intrusion was explained by pyrrhotite stringers in the country rocks. DDH LN25-20-002, drilled to test the down-dip extent of historic mineralization, intersected gabbroic rocks of the Enid Creek Gabbro Complex (ECGC), and narrow intervals of mineralization with up to 0.18% Cu, 0.13% Ni, and 0.23g/t Pd over 0.7m. A subsequent borehole EM survey indicated that the center of conductivity is located up-dip towards the known historic mineralization.

On June 1, 2020, the Company announced it has elected not to proceed with further exploration at Loveland and has terminated the agreement. Accordingly, all acquisition and exploration costs incurred for a total of $437,897 were written off as of December 31, 2020.

Project Pipeline

Due to long term nickel market forecasts indicating a supply deficit developing, the Company believes that it is a good time to acquire nickel exploration and development projects that could be developed assuming conservative long-term nickel prices. The Company maintains a nickel project generation activity focusing on high prospectivity projects in countries with the Rule of Law and reasonable development economics.

In the context of rising nickel prices and positive developments in the electric vehicle market, the Company will look to enhance shareholder value by aggressively expanding its nickel sulphide project pipeline. The Company’s staff are proceeding with compilation work on prospective geological environments related to North American Archean craton margins where structural space controls the development of mafic-ultramafic intrusions. The objective of this work is to identify underexplored or unexplored open system intrusions where large zones of high-grade sulphide mineralization are controlled within the footprints of very small intrusions. For the past year, the Company has been evaluating opportunities in Africa, including a direct investment in Premium Nickel Resources (PNR), a private Canadian company who has recently awarded exclusivity to acquire the assets, currently in liquidation, formerly operated by BCL in Botswana. In addition, the development of a Moroccan-based subsidiary company is proceeding and will provide an opportunity to assess nickel sulphide potential throughout the country.

Financial Capability

The Company is an exploration and development stage entity and has not yet achieved profitable operations. The business of the Company entails significant risks. The recoverability of amounts shown for mineral property costs is dependent upon several factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

18 | TSXV: NAN / Q1 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2021

At the end of Q1 2021, the Company had a working capital of $78,030 (Q1 2020 - $60,117) and reported accumulated deficit of $54,326,128 (Q1 2020 - $55,338,740). The Company will require additional funds to continue its planned operations and meet its obligations.

As at March 31, 2021, the Company had $715,896 in available cash (December 31, 2020— $308,151). There are no sources of operating cash flows. Given the Company’s current financial position and the ongoing exploration and evaluation expenditures, the Company will need to raise additional capital through the issuance of equity or other available financing alternatives to continue funding its operating, exploration and evaluation activities, and eventual development of the mineral properties. Although the Company has been successful in its past fund-raising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future.

During Q1 2021 year, the Company received additional cash inflow of $665,135 from exercised warrants. On April 20, 2021. the Company closed a private placement consisting of an aggregate of 8,290,665 units of the Company (“Units”) at a price of $0.24 per Unit, for aggregate gross proceeds of $1,989,760.

Selected Financial Information

The amounts are derived from the condensed interim consolidated financial statements prepared under IFRS.

	Three months ended March 31,
In thousands of CDN dollars, except per share amounts	2021	2020

Net loss	1,125	1,198
Basic and diluted loss per share	0.01	0.01
Share capital	90,534	89,006
Common shares issued	116,111,867	88,690,791
Weighted average shares outstanding	113,245,018	88,690,791
Total assets	40,185	39,753
Investment in exploration and evaluation assets	59	296

Results of Operations

Net loss of $1,125,442 in Q1 2021 was lower by $72,913 compared to a loss of $1,198,355 in Q1 2020. The higher loss in Q1 2020 was mainly driven by higher general and administrative expenses and higher share-based payments costs during Q1 2020.

Total Assets

Total assets during Q1 2021 increased by a net of $540,517 from the end of FY 2020. The change is mainly attributed to increase in cash of $407,745, further investment in PNR of $83,513, an increase to exploration and evaluation assets of $65,390, an increase in receivables and other current assets of $42,410, offset by a decrease in advance of $50,000, and decrease in equipment of $8,541.

Investment in Exploration and Evaluation Assets

Investment in exploration and evaluation assets relates to the Greenland property and properties in Ontario. During Q1 2021, the Company incurred a total of $65,390 (Q1 2020 - $340,225) in additions to exploration and evaluation assets, of which $38,304 related to Greenland (Q1 2020 - $27,528) and $27,086 to other properties located in Canada (Q1 2020 - $312,697).

19 | TSXV: NAN / Q1 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2021

Quarterly Results of Operations

All amounts in table are expressed in thousands of CDN dollars, except per share amounts	2021 1st quarter	2020 4th quarter	2020 3rd quarter	2020 2nd quarter
Statement of Loss

Interest income	-	-	-	-
Net loss/(gain)	1,125	326	409	808
Net loss per share - basic and diluted	0.01	0.00	0.00	0.01

Statement of Financial Position

Cash, cash equivalents and short-term investments	716	308	837	86
Total assets	40,185	39,644	39,893	39,150
Net assets	39,391	39,015	38,344	38,309
Share capital	90,534	89,627	89,630	89,006
Common shares issued	116,111,867	109,833,648	109,833,648	88,690,791
Weighted average shares outstanding	113,245,018	109,833,648	98,614,107	88,690,791

All amounts in table are expressed in thousands of CDN dollars, except per share amounts	2020 1st quarter	2019 4th quarter	2019 3rd quarter	2019 2nd quarter
Statement of Loss

Interest income	-	-	4	4
Net loss	1,198	27,007	649	643
Net loss per share - basic and diluted	0.01	0.34	0.01	0.01

Statement of Financial Position

Cash, cash equivalents and short-term investments	197	1,098	325	1,036
Total assets	39,753	40,039	65,452	66,102
Net assets	39,117	39,431	65,092	65,741
Share capital	89,006	89,006	88,538	88,538
Common shares issued	88,690,791	88,690,791	78,792,860	78,792,860
Weighted average shares outstanding	88,690,791	80,220,829	78,792,860	78,792,860

Three Months Ended March 31, 2021, and March 31, 2020

A net loss of $1,125,442 in Q1 2021 compared to a net loss of $1,198,355 in Q1 2020 resulted in a decreased loss of $72,913 quarter-over-quarter and was due to the following events:

●	Share-based payments were $837,444 during Q1 2021 were lower by $46,803 compared to $884,247 amount during Q1 2020.

●	General and administrative costs of $261,103 in Q1 2021 were lower by $44,089 compared to $305,192 expenses in Q1 2020. Higher general and administrative expenses in Q1 2020 mainly related to higher salaries and benefits, professional fees and general office expenses.

20 | TSXV: NAN / Q1 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2021

●	Property investigation costs were $1,287 in Q1 2021 and were lower by $4,770 compared to $6,057 costs in Q1 2020.

●	Foreign exchange loss totaled $221 in Q1 2021 and was lower by $542 compared to a foreign exchange loss of $763 in Q1 2020.

The lower loss in Q1 2021 was offset by the following higher expenditures in Q1 2021 compared to Q1 2020:

●	Amortization expense was $8,541 in Q1 2021 and was higher by $6,404 compared to $2,137 in Q1 2020.

●	Unrealized loss in the valuation of investment in PNR of $16,887 in Q1 2021 compared to $Nil amount in Q1 2020.

Liquidity, Capital Resources and Going Concern

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares and exercise of stock options and warrants. The Company continues to seek capital through various means including the issuance of equity and/or debt and the securing of joint venture partners where appropriate.

The Company’s principal requirements for cash over the next twelve months will be to fund the ongoing exploration costs at its mineral properties, general corporate and administrative costs and to service the Company’s current trade and other payables.

On April 20, 2021, the Company completed a non-brokered private placement consisting of an aggregate of 8,290,665 units of the Company (“Units”) at a price of $0.24 per Unit, for aggregate gross proceeds of $1,989,760. This financing improved the liquidity and increased the capital resources of the Company. The net proceeds from the sale of the units will be used for continued investment in PNR, advancing exploration activity in Morocco and Greenland and for general corporate and working capital purposes.

Further, as of the date of this report, the Company has received $665,135 in cash inflow from exercised warrants which will improve the liquidity and increase the capital of the Company.

As at March 31, 2021, the Company had $715,896 in available cash.

Working Capital

As at March 31, 2021, The Company had a working capital of $78,030 (March 31, 2020 – $60,117), calculated as total current assets less total current liabilities. The increase in working capital is mainly due to an increase in cash and receivable.

Going Concern

As at March 31, 2021, the Company had accumulated losses totaling $54,326,128. The continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, and/or obtaining long-term financing.

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

21 | TSXV: NAN / Q1 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2021

Contractual Obligations and Contingencies

Post Creek

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $10,000 per annum. During Q1 2021, the Company paid $5,000 which will be deducted from any payments to be made under the NSR.

Halcyon

Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $8,000 per annum. During Q1 2021, the Company paid $4,000 which will be deducted from any payments to be made under the NSR.

Flow-through shares

Flow-through common shares require the Company to spend an amount equivalent to the proceeds of the issued flow-through common shares on Canadian qualifying exploration expenditures. The Company may be required to indemnify the holders of such shares for any tax and other costs payable by them in the event the Company has not made the required exploration expenditures.

During the year ended December 31, 2019, the Company received $400,440 from the issue of flow-through shares and has incurred $1,238 of eligible expenditures during the year ended December 31, 2019. During FY 2020, the Company incurred $439,999 of eligible expenditures.

Under the IFRS framework, the increase to share capital when flow-through shares are issued is measured based on the current market price of common shares. The incremental proceeds, or “premium”, are recorded as deferred income. As at December 31, 2020, the Company has renounced and expended $400,440 of the proceeds from flow-through shares.

The Company had no contingent liabilities as at March 31, 2021.

Related Party Transactions

Related parties and related party transactions impacting the accompanying financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel are defined as members of the Board of Directors and senior officers.

	March 31, 2021	March 31, 2020
Geological consulting fees – expensed	-	5
Management fees – expensed	183	116
Salaries - expensed	-	33
Share-based payments	621	671
Total	804	825

22 | TSXV: NAN / Q1 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2021

During Q1 2021, the Company entered into the following transactions with key management personnel and/or related entities:

Related party	Nature of transaction

Premium Nickel Resources (“PNR”)	Investment in PNR

PNR	Management and Technical Service Agreement was entered on January 1, 2020 whereby the Company provide certain technical, corporate, administrative and clerical, office and other services to PNR.

Bennett Jones LLP (“BJ”)	A legal firm in which the Company’s former chairman was a consultant

Lacnikdon Limited (“Morrison”) (Keith Morrison)	Consulting fees for the services of CEO. Agreement effective Jun 1, 2018.

Sarah-Wenjia Zhu (“Zhu”) Consultation WJZHU Inc.	CFO, employment contract terminated on September 31, 2020 and replaced by a consulting agreement.

Mark Fedikow (“Fedikow”)	President, employment contract terminated on July 31, 2020 and replaced by a consulting agreement.

Charles Riopel (“Riopel”)	Director

Dock Ford (“Ford”)	Director

Chris Messina (“Messina”)	Director

Janet Huang (“Huang”)	Director

Gilbert Clark (“Clark”)	Director, resigned on January 7, 2021

John Hick (Hick”)	Director

(a)	Initial investment of $24,000 in PNR in 2019 and subsequently further investment of $154,164 during 2020 and $100,400 during Q1 2021. To March 31, 2021, the Company’s total investment constitutes a 9.94% holding (March 31, 2020 – 11.37%) in PNR.

(b)	Charged PNR $161,639 (March 31, 2020 - $309,474) for services and charged $3,233 in administrative fees, received $162,587 (March 31, 2020 – $Nil) and recorded $75,725 in due from PNR (March 31, 2020 - $371,155). Subsequent to March 31, 2021, the Company received the $75,725 in full from PNR.

(c)	Legal fee of $11,230 (Q1 2020: $35,701) charged by BJ.

(d)	Paid $50,723 (Q1 2020: $32,715) to Morrison for management services provided. In addition, granted 600,000 options with a fair value of $157,740 (Q1 2020: 600,000 with a fair value of $79,782) as disclosed in key management personnel compensation within fees and share-based payment.

(e)	Paid $54,000 (Q1 2020: $33,250) to Zhu for management services provided. In addition, granted 300,000 options with a fair value of $78,870 (Q1 2020: 600,000 with a fair value of $79,782) as disclosed in key management personnel compensation within fees and share-based payment.

(f)	Paid $15,750 (Q1 2020: $62,500) to Fedikow for management services provided. In addition, granted 50,000 options in 2020 with a fair value of $6,648 as disclosed in key management personnel compensation within fees and share-based payment.

(g)	Paid $7,500 (Q1 2020: $5,250) to Riopel for management services provided. In addition, granted 300,000 options with a fair value of $78,870 (Q1 2020: 800,000 with a fair value of $106,376) as disclosed in key management personnel compensation within fees and share-based payment.

(h)	Paid $22,500 (Q1 2020: $5,250) to Ford for management services provided. In addition, granted 350,000 options with a fair value of $92,015 (Q1 2020: 600,000 with a fair value of $79,782) as disclosed in key management personnel compensation within fees and share-based payment.

(i)	Paid $22,500 (Q1 2020: $5,250) to Messina for management services provided. In addition, granted 350,000 options with a fair value of $92,015 (Q1 2020: 600,000 with a fair value of $79,782) as disclosed in key management personnel compensation within fees and share-based payment.

(j)	Granted 160,000 options with a fair value of $42,064 (Q1 2020: 600,000 with a fair value of $79,782) to Huang as disclosed in key management personnel compensation within fees and share-based payment.

(k)	Paid $10,000 (2020: $Nil) to Hick for management services provided. In addition, granted 300,000 options (2020: nil) with a fair value of $78,870 as disclosed in key management personnel compensation within fees and share-based payment.

23 | TSXV: NAN / Q1 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2021

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements as at March 31, 2021.

Financial Instruments

All amounts in table are expressed in thousands of CDN dollars	Fair Value at March 31, 2021	Basis of Measurement	Associated Risks
Cash	716	FVTPL	Credit
Other receivables	50	Amortized cost	Credit
Trade payables	494	Amortized cost	Liquidity

Future Accounting Standards and Amendments

Certain accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

IAS 16 - “Property, Plant and Equipment”

The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The amendment is not currently applicable.

IAS 1 – “Presentation of Financial Statements”

The IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes: (i) specifying that an entity’s right to defer settlement must exist at the end of the reporting period; (ii) clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement; (iii) clarifying how lending conditions affect classification; and (iv) clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments. An assessment will be performed prior to the effective date of January 1, 2023 to determine the impact to the Company’s financial statements.

Risk and Uncertainties

The business of the Company entails significant risks that may have a material and adverse impact on the future operations and financial performance of the Company and the value of the common shares of the Company. These risks that are widespread risks associated with any form of business and specific risks associated with involvement in the exploration and mining industry. Hence, investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks.

The following is a general description of all material risks and uncertainties:

●	The Company has negative operating cash flows and might not be able to continue as a going concern;
●	The Company will require additional funding in the future and no assurances can be given that such funding will be available on the terms acceptable to the Company or at all;
●	The speculative nature of resource exploration and development projects;

24 | TSXV: NAN / Q1 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2021

●	The uncertainty of mineral resource estimates and the Company’s lack of mineral reserves;
●	The Company’s ability to successfully establish mining operations and profitable production;
●	Operations of the Company are carried out in geographical areas that are subject to various other risk factors;
●	The economic uncertainty of operating in a developing country, such as the availability of local labour, local and outside contractors and equipment when required to carry out the Company’s exploration and development activities;
●	Other foreign operations risks; potential changes in applicable laws and government or investment policies;
●	The Company is not insured against all possible risks;
●	Environmental risks and hazards;
●	The title of the Company’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers and other defects, and the risk of obtaining a mining permit and the successful renewal of currently pending renewal applications;
●	The commodity prices may affect the Company’s value, changes in and volatility of commodity prices and its hedging policies;
●	Increased competition in the mineral resource sector;
●	The Company may have difficulty recruiting and retaining key personnel;
●	Currency fluctuations risk;
●	Repatriation of earnings, no assurances that Greenland or any other foreign country that the Company may operate in the future will not impose restrictions on repatriation of earnings to foreign entities;
●	No production revenues;
●	Stock exchange prices volatilities;
●	Potential Conflicts of interest;
●	Ability to exercise statutory rights and remedies under Canadian securities law;
●	Enforceability of foreign judgements;
●	Unforeseen litigation;
●	The Company’s future sales or issuance of common shares;
●	Risk of suspension of public listing due to failure to comply with local securities regulations;
●	The Company’s auditors have indicated that U.S. reporting standards would require them to raise a concern about the company’s ability to continue as a going concern;
●	Risk of fines and penalties; and
●	Risk of improper use of funds in local entity.
●	Potential impact of COVID-19 on exploration program and activities.

Share Capital Information

As of the date of this MD&A the following number of common shares of the Company and other securities of the Company exercisable for common shares of the Company are outstanding:

Securities	Common shares
Common shares	124,402,532
Preferred shares	65,659
Stock options	10,560,625
Warrants	23,821,145
Fully diluted share capital	158,849,961

25 | TSXV: NAN / Q1 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2021

Subsequent Event after Quarter Ended March 31, 2021

On April 20, the Company closed a non-brokered private placement consisting of an aggregate of 8,290,665 units of the Company (the “Units”) at a price of $0.24 per unit, for aggregate gross proceeds of $1,989,759.60. Each unit consists of one common share in the capital of the Company and one half transferable common share purchase warrant (“Warrant”) of the Company. Each full Warrant entitles the holder to acquire one common share of the Company within twenty-four (24) months following its issuance date, at a price of $0.35. The warrants are subject to an acceleration clause such that if the closing market price of the common shares on the TSX-V is greater than $0.60 per common share for a period of 10 consecutive trading days at any time after the four-month anniversary of the closing of the placement, the Company may, at its option, accelerate the warrant expiry date to within 30 days.

In connection with the private placement, the Company has paid eligible finders (the “Finders”): (i) cash commission equal to 6% of the gross proceeds raised from subscribers introduced to the Company by such Finders, being an aggregate of $57,189.62, and (ii) a number of common share purchase warrants (the “Finder Warrants”) equal to 6% of the units attributable to the Finders under the private placement, being an aggregate of 238,289 Finder Warrants. Each Finder Warrant entitles the Finder to acquire one common share of the Company for a period of twenty-four (24) months following its issuance date, at an exercise price of $0.35.

Disclosure Controls and Procedures

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i.	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
ii.	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s accounting policies.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost-effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

26 | TSXV: NAN / Q1 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Three Months Ended March 31, 2021

Caution Regarding Forward Looking Statements

Statements contained in this MD&A that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled “Risks and Uncertainties” in this MD&A. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this MD&A speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning the mining industry and general expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any misstatements regarding any industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

Additional Information

Additional information about the Company and its business activities is available under the Company’s profile on the Canadian SEDAR website at www.sedar.com.

Qualified Person and Technical Information

The scientific and technical information contained in this MD&A was prepared by or under the supervision of and reviewed and approved by Peter C. Lightfoot, PhD, P. Geo, the qualified person for the Company under National Instrument 43-101. Dr. Lightfoot is a “Qualified Person” as defined by NI 43-101. Dr. Lightfoot verified the data underlying the information in this MD&A.

For further information relating to the Maniitsoq Project in southwest Greenland, please see the technical report titled Updated Independent Technical Report for the Maniitsoq Nickel-Copper-Cobalt-PGM Project, Greenland” dated March 17, 2017 prepared by SRK Consulting (US) Inc. which is available under the Company’s issuer profile on SEDAR at www.sedar.com as well as the company website at www.northamericannickel.com

27 | TSXV: NAN / Q1 2021